

December 15, 2010

Eric Stoppenhagen
President
Catalyst Lighting Group, Inc.
1328 West Balboa Boulevard Suite C
Newport Beach, CA 92661

      Re: **Catalyst Lighting Group, Inc.**
              Form 8-K Item 4.01
              Filed December 10, 2010
              File No. 000-50385

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on December 10, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please confirm to us the date of engagement of Weinberg & Company, P.A. ("Weinberg"), as your new independent registered public accounting firm and if necessary revise your disclosure accordingly. Your current disclosure indicates that such accountant's engagement was on December 8, 2010. Given that Weinberg's audit report was dated December 13, 2010, please confirm to us the audits of the two fiscal years ended September 30, 2010 was performed between the December 8, 2010 and December 13, 2010.

2. In addition, please revise your disclosure, if true, that your new independent accountant has been engaged to audit your financial statements for the year ended September 30, 2010 and re-audit the year ended September 30, 2009.

3. It appears that the letter from the former accounting firm did not include the signature of the accounting firm. Please obtain and file an Exhibit 16 letter that is signed from the former accounting stating whether the accountant agree with the respective statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at 202-551-3291 or me at 202-551-3688 if you have questions regarding comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief